Exhibit 17.1

The Board Of Directors

The Arena Group

200 Vesey Street

New York, NY 10281

To The Arena Group and the Board of Directors thereof:

Effective immediately, I am resigning my position as a board member of The Arena Group.

The abhorrent actions of this board over the past six weeks leave me no choice but to resign, despite the years of my life I have put into this company and my fear that the actions which have been taken over the past several months have put this company, its employees, and shareholders at significant risk. The feckless actions and boards inability to stand up to the demands of a minority shareholder and his two board representatives has placed the company in severe distress, and watching what is transpiring in real time makes it impossible to continue to serve. Today’s obliteration of Sports Illustrated’s storied newsroom and the union busting tactics is the last straw. These actions and the inaction of this board are illegal, riddled with self-dealing, and will almost certainly lead to shareholder lawsuits. In my more than 30 years inside of public and private companies, I’ve never witnessed more negligence in my career.

Ross Levinsohn